

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

April 21, 2010

Gary Guseinov
Chief Executive Officer
CyberDefender Corporation
617 West 7th Street, 10th Floor
Los Angeles, CA 90025

> **Re:** **CyberDefender Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 12, 2010**
> **File No. 000-53475**

Dear Mr. Guseinov:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1: Change Company's State of Incorporation from California to Delaware, page 12

1.   We note that in adopting the Merger Agreement, at the effective time of the reincorporation, the authorized common stock of CyberDefender Delaware will be 100,000,000 shares and CyberDefender Delaware will have 10,000,000 shares of authorized preferred stock, which CyberDefender California does not have. We also note that the changes to the certificate of incorporation and bylaws in connection with the Merger will increase the maximum number of directors of the Company from five to nine. It appears that you should present each of these charter document changes as a separate item to be voted upon (apart from your reincorporation proposal), with corresponding changes to the form of proxy card, and explain your reasons for approving each separate proposal. Please advise or revise your filing accordingly. See Rule 14a-4(a).

2.   Similarly, it appears that you are adopting discretionary provisions in the organizational documents of CyberDefender Delaware to: abolish cumulative voting; change the manner in which the size of the board of directors may be expanded; change the manner in which vacancies on the board of directors are filled when the vacancies are the result of the removal of directors; and change the circumstances under which shareholders may act by written consent. It appears that you should present each of these changes as a separate item to be voted upon, with corresponding changes to the form of proxy card, and explain your reasons for approving each separate proposal. Please advise, or revise your filing accordingly.

3.   Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common and preferred stock. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

4.   Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of common stock and creation of preferred stock. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company. Similarly, please discuss any possible anti-takeover effects of the discretionary changes set forth in comment 2 above.

5.   We note your statement that the board of directors believes that the reincorporation from California to Delaware will benefit your company and shareholders. Your discussion should be balanced to include any disadvantages that may be imposed on shareholders as a result of the change. We note your discussion of the possible anti-takeover effects of Delaware law; however, please expand your discussion to include specifically addressing the material disadvantages that may be imposed on shareholders as a result of the change in domicile. In this regard, consider including a section entitled "Disadvantages Imposed on Shareholders as a Result of the Change in Domicile," or the like.

Proposal 4: Amendment to the Company's Amended and Restated 2006 Equity Incentive Plan, page 41

6.   We note that the amendment to the 2006 Equity Incentive Plan provides for the increase in the number of shares of common stock reserved for issuance under the plan. Please tell us whether you have any specific plans, proposals or arrangements to grant specific awardsunder the 2006 Equity Incentive Plan. If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time. If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A.

                    *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson at (202) 551-3477 or to the undersigned at (202) 551-3503. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

David L. Orlic
Attorney-Advisor